February 8, 2011

Kenneth S. Gerstein, Esq.
Schulte Roth & Zabel LLP
919 Third Avenue
New York, NY 10022

Re: Ramius IDF LLC (811-22494)
        Ramius IDF Master Fund LLC (811-22493)
        Initial Registration Statements on Form N-2

Dear Mr. Gerstein:

On November 11, 2010, you filed registration statements on Form N-2 for the Ramius IDF LLC (the "Fund") and the Ramius IDF Master Fund LLC (the "Master Fund", or together, the "Funds"). We have reviewed the registration statements and our comments are provided below. Our comments are based on the registration statement for the Fund. Except as otherwise noted, the comments apply equally to the registration statement of the Master Fund to the extent the disclosure is the same or substantially similar to that of the Fund.

1.   Status Questions under the 1933, 1934 and 1940 Acts

a.   The Explanatory Note on the Facing Page of the registration statement states that interests in the Fund are being issued solely in private placement transactions that do not involve any "public offering" within the meaning of Section 4(2) of and/or Regulation D under the Securities Act of 1933. It also states that investments in the Fund may only be made by certain life insurance companies and their separate accounts to fund benefits under variable annuity contracts and variable life insurance policies. The same statement is made in the explanatory note on the facing page of the registration statement for the Master Fund.

Based on telephone conversations with you and John Jerow of your firm, we understand that offers of the variable annuity contracts and variable life insurance policies issued through the separate account will be made exclusively to accredited investors. Please note this in the facing page of the registration statement for the Fund.

Since shares of the Master Fund are being offered to the Fund, please also revise the statement in the registration statement for the Master Fund asserting that shares are being offered to insurers and their separate accounts. In addition, please note in the facing page of the registration statement for the Master Fund that fund shares will be offered only to feeder funds whose shares are offered exclusively to accredited investors.

b.   We understand from oral conversations that none of the separate accounts to which shares of the Fund will be offered will have more than 100 investors. Please confirm this supplementally.

c.   The third paragraph of the Investment Objectives and Practices section of the registration statement's response to Item 8 states that the Fund will use best efforts to allocate assets of the Fund so that (i) no more than 55% of the value of the total assets of the Master Fund are represented by an investment in any one Investment Fund; (ii) no more than 70% are represented by investments in any two Investment Fund; (iii) no more than 80% are represented by investments in any three Investment Funds; and (iv) no more than 90% are represented by   investments in any four Investment Funds.

We understand that the Investment Funds will be private investment companies generally relying on either Section 3(c)(1) or Section 3(c)(7) of the Investment Company Act. Of 1940 ("1940 Act").   The staff has previously stated that the percent of a collective investment vehicle's capital invested in a fund is relevant in deciding whether or not it is appropriate to look through the vehicle for purposes of determining the qualification of that fund for an exemption from the 1940 Act. *See, e.g.,* Cornish & Carey (pub. avail. June 21, 1996), at 3 (noting that the percent of an investment vehicle's capital invested in a fund is relevant in deciding whether to look through the vehicle for purposes of Section 3(c)(1) of the 1940 Act; *and* American Bar Association (pub. avail. April 22, 1999), at 17 (noting that this analysis applied to determining the availability of an exemption under Section 3(c)(7) of the 1940 Act). Please clarify supplementally the basis for your belief, communicated to us in oral conversations, that the Investment Funds qualify for an exemption under Sections 3(c)(1) or 3(c)(7).

d.   Please clarify supplementally whether the Investment Funds will register under section 12(g) of the Securities Act of 1934 and clarify supplementally the basis for your position. Please provide the same information with respect to the unregistered separate accounts that will invest in the Fund.

2.   Item 3 - Fee Table

a.   Footnote (3) to the Fee Table provides that "Other Expenses" include offering and organizational expenses of the Fund. Disclosure in the paragraph immediately before the Example to the Fee Table states that the organizational and initial offering costs of the Fund and Master Fund are being borne by the Adviser and are not reflected in the table or example. Please reconcile these inconsistent statements.

b.   The Example to the Fee Table, which is incomplete, shows that the Fund will present the hypothetical cost of an investment in the Fund for 1-, 3-, and 5- year periods. Please also provide the cost of an investment for a 10-year period. *See* Item 3 of Form N-2.

3.   Item 8 - General Description of the Registrant - Investment Objectives and Practices

        a.   The second paragraph of this section lists various investment strategies that may be employed by the investment funds, including equity- and credit-based directional, hedged and trading styles (which may include emerging markets); convertible/capital structure arbitrage; event-driven investing with respect to equity securities and distressed debt; fixed income relative value strategies and arbitrage; and discretionary global macro and commodity investments. For each of these investment strategies, please include a brief description of the particular investment strategy. Please also supplement the brief risk disclosure currently provided in the prospectus with more information on the corresponding risks by summarizing the relevant risk disclosure provided in the SAI in response to Form N-2, Item 17.
.

        b.   The fourth paragraph of this section states that the Fund will rely on "Members" to notify the Adviser of any changes in the diversification requirements set forth in Treasury Regulation Section 1.817-5(b). The Risk Factors subsection of the same section defines "Members" as the investors in the Fund. Please clarify supplementally whether this is what is intended and, if not, revise the disclosure accordingly.

        c.   In the seventh paragraph of this section, you disclose that the Master Fund will limit its investment position in one Investment Fund to less than 5% of the Investment Fund's outstanding voting securities, but that the Master Fund may purchase non-voting securities of, or irrevocably waive its right to vote its interests in, Investment Funds.

        Please disclose any contractual arrangements under which the Funds would waive voting rights and who determines whether the Funds will waive voting rights (*e.g.,* the Adviser or Directors). If the Adviser makes the determination, disclose whether the Directors have adopted any procedures for waiving voting rights. Please explain in this section whether the Adviser or Directors consider the interests of the Adviser or its other clients in determining whether to waive voting interests in Investment Funds. In addition, please clarify supplementally the basis for your belief that waiver of voting rights with respect to Investment Funds will in all cases be consistent with the Adviser's and Directors' fiduciary obligations to shareholders.

        d.   In the eighth paragraph the disclosure describes the ongoing monitoring that the Adviser will perform of the Investment Funds. Based on this disclosure it appears that the monitoring will focus on an evaluation of the Investment Funds' performance. Please provide additional disclosure regarding this monitoring function. Specifically, please note whether the Adviser will evaluate the operations of the Investment Funds, including valuation methodology, custody of securities holdings and a review of accounting practices. Please also provide more detail regarding the "periodic" nature of this review (e.g. monthly, quarterly, annually etc.).

4.   Item 8. General Description of the Registrant — Risk Factors

        a.   Please include a brief discussion of the risk associated with the Adviser's ability to select appropriate Investment Funds (e.g. asset allocation risk).

        b.   Please describe the risk to the Fund should any of the investing subaccounts lose the availability of, or no longer qualify for, any exemptions from registration under the 1940 Act, and thus be required to register as an investment company.

        c.   The risk disclosure notes the special tax risks associated with investing in the Funds and then cross-references to the tax disclosure. Please specifically address the risks presented to investors by the tax status of the Funds and highlight in an appropriate manner the tax liability to investors.

        d.   The fourth bullet relating to the special risks of investing in Investment Funds states that the Master Fund relies primarily on information provided by Investment Managers in valuing its investments in Investment Funds. Please be advised that although the Master Fund will receive valuations from Investment Funds, it is not relieved of its obligation under Section 2(a)(41) of the 1940 Act to fair value its own securities. If the Master Fund believes that the valuations provided by Investment Funds are unreliable, it must adjust the valuations when determining the fair value of its interests. Please revise the disclosure to provide a complete description of the Master Fund's valuation policies. See, e.g., Salient Absolute Return Fund, Pre-effective amendment No. 3 on Form N-2 (filed March 31, 2010). Please supplementally provide a copy of the Master Fund's valuation procedures once they are adopted. The staff may have additional comments after reviewing your policies.

        e.   The first bullet under the heading concerning the risks of investing in a master/feeder arrangement states that the Fund does not have the right to withdraw its investment in the Master Fund and may only do so in connection with offers by the Master Fund to repurchase interests in the Master Fund from its members. In addition, the third to last bullet of the subsection states that the ability of the Master Fund to make offers to repurchase interests in the Master Fund may be affected by certain specified factors.

        It is unclear from this disclosure whether or not the registrants contemplate making share repurchases. Please clarify this matter supplementally and, if so, please provide the disclosure about repurchases of shares specified in Guide 2 of Form N-2 and in the industry comment letter dated January 3, 1991. In addition, disclosure should be provided about applicable notice provisions and any other procedural and/or timing requirements for shareholders tendering their shares for repurchase or redemption. In your response, please also identify liquidity features of the contracts issued by the separate accounts, i.e., those relating to the surrender of separate account units by contract owners, and discuss how share repurchases may be structured to accommodate those provisions.

5.   **Item 10.4. Taxes**

Please include disclosure discussing how the partnership structure of the Funds impacts the tax status, if at all, of the investing separate accounts.

6.   **Item 18. Management**

Please provide the disclosure required by Items 18.5(a), 18.6(b) and 18.17 of Form N-2.

7.   **Miscellaneous Comments**

a.   Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement.

b.   We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in amendments, on disclosures made in response to this letter, on information you supply to us, or on exhibits added in any amendments.

c.   Please advise us if you have submitted or expect to submit exemptive applications or no-action requests in connection with your registration statement.

d.   We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information required by the Form. Since the Funds and their management are in possession of all facts relating to the Funds' disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.   Notwithstanding our comments, the Funds should furnish a letter acknowledging that the Funds may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

* * * * *

Responses to this letter should be in the form of an amendment filed pursuant to the 1940 Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a letter to us and briefly state the basis for your position. In addition, please note that the registration statement will be reviewed further after responses to our initial comments have been received.

If you have any questions prior to filing an amendment, please call me at (202) 551-6753.

Sincerely,

Craig Ruckman